SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 23, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2003

SCOR (Registrant)

By: /s/ MAURICE TOLEDANO Maurice Tolédano,

Press release of January 14, 2003

Dietmar ZIETSCH appointed Chairman of the Management Board of SCOR Deutschland

Dietmar ZIETSCH, presently Deputy Chairman of SCOR Deutschland, has been appointed Chairman of the Management Board of SCOR Deutschland with effect from March 1, 2003.

Graduate in Mathematics and a Doctor in Economics, Dietmar ZIETSCH has more than 20 years of experience in the German insurance industry.

Mr. ZIETSCH, 48 years of age, has been responsible for the successful development of the SCOR Life division in Germany, which he has headed since 1995. More recently, he also became a member of the Executive Committee of SCOR Group Life Division in Paris.

Before joining SCOR in 1992, Dietmar ZIETSCH held various management positions in direct insurance. He is presently an active member of several committees of the German Insurance Association and Supervisory Boards of insurance companies. Mr. ZIETSCH is also a Professor in Mathematics and Economics at Ulm University.

Press release of January 23, 2003

SCOR pursues the “Back on Track” plan

At the motion of Denis Kessler, the Board of Directors has decided to submit a series of proposals to the forthcoming General Meeting of Shareholders to adopt best practice in the field of corporate governance, which will entail a change in the composition of the Board and its procedures.

Patrick Thourot is appointed Chief Operating Officer. Jean-Luc Besson is appointed Chief Reserving Actuary and Yvan Besnard is appointed Chief Internal Auditor.

The Board approved the decision to raise SCOR’s holding in Irish Reinsurance Partners from 42% to 47%.

The Board also approved the proposition to sell Commercial Risk Partners, whose activity is now considered non-strategic, and to cease underwriting new business.

The Board noted the implementation of the first stages of the Group’s reorganisation and expressed its encouragement to Denis Kessler and all members of Group personnel to persevere with the “Back on Track” plan.

I — Corporate governance to match best practice

As mandated by the Board of Directors on November 5, 2002, Allan Chapin, a non-executive Director, presented his proposals aimed at strengthening the Group’s corporate governance, with particular reference to the recommendations of the Bouton report in France and to the Sarbanes/Oxley Act in the United States. The Board has acted immediately to apply these; other measures will be laid before the forthcoming General Shareholders’ Meeting.

Regarding the composition of the Board, the following decisions were adopted:

–     Non-executive directors to be in the majority;

–     A wider array of expertise comprising financing and industrial experts;

–     A more international Board, expanding the proportion of non-French nationals, or Directors with international experience, from 20% today to 50% ultimately;

–     No shareholder, excepting special provisions, should be represented by more than one Director on the Board.

The following decisions were approved regarding Board procedures

–     New description and new composition of Board Committees

The Board has decided to form 4 committees:

–     A Risks Committee, to identify major risks facing the Group, and in particular to assess its main technical and financial commitments;

–     A Strategic Committee;

–     An Accounts and Audit Committee, henceforth consisting exclusively of independant Directors;

–     A Compensation and Nominations Committee.

–     An annual evaluation of the workings of the Board, the principal conclusions of which will figure in the Annual Report.

The current Board will close the financial statements for the full year 2002 on Tuesday April 1. All current Board members will resign during the next General Meeting, which will be called upon to elect members of the new Board.

II — Appointment of Patrick Thourot as Chief Operating Officer

At the motion of Denis Kessler, the Board approved the appointment of Patrick Thourot as Chief Operating Officer. He replaces Serge Osouf who has decided to take up his retirement rights.

III — Bolstering Group internal controls

–     Jean-Luc Besson is appointed Chief Reserving Actuary.

This position, announced in the “Back on Track” plan, will report directly to the Chairman. Jean-Luc Besson will be in charge of ensuring consistency of reserving policies within the Group, working with outside actuaries, and will report on his findings to the Board.

–     Yvan Besnard is appointed Chief Internal Auditor.

He too will report directly to the Chairman. On top of a traditional role, he will namely be in charge of ensuring strict enforcement of decisions regarding underwriting and reporting procedures.

These appointments will reinforce the following and control of the Group’s commitments.

IV — Reorganisation of the Group’s operating structures

The Board was informed that reorganisation of the Group’s operating structures, to be presented to the Board on February 28 and announced on March 3, had begun.

V — Raise of SCOR’s stake in Irish Reinsurance Partners (IRP)

SCOR put in an offer to buy a 10% share of IRP. Given that another stakeholder chose to exercise its preemptive rights, SCOR increased its stake by 5%, raising its holding from 42% to 47%. (Pending approval from the Irish Authorities.)

By raising its stake in IRP, a retrocession vehicle created by the Group at the end of 2001, SCOR will consolidate a greater proportion of underwriting profits. This initiative is in keeping with the “Back on Track” plan, in which SCOR decided to focus primarily on profitability.

VI — Decisions regarding Commercial Risk Partners

The Chairman informed the Board that the activity of CRP is henceforth considered non-strategic.

The Board was also informed of his decision to cease underwriting new business at CRP.

The Chairman put forward the proposal to sell CRP which was approved by the Board. Jérôme Faure has been entrusted with the sale.

The Board was informed that Graham Pewter, Chairman & CEO of CRP, and François Bertrand, Chief Operating Officer and Chief Actuary, have resigned.

VII — Employee participation in the success of the “Back on Track” plan

The success of the “Back on Track” plan depends on the vitality and skills of SCOR’s teams. Pending approval at the forthcoming Shareholders’ Meeting, the Board of Directors will establish an innovative stock option plan for all Group employees, in France and abroad, excluding senior executives.

The proposed plan is for immediate allocation of:

–     the equivalent to one month’s salary in stock options,

–     increased by the allocation of an additional half-month’s salary in stock options if 2003 ROE exceeds 10%,

–     completed by the allocation of a further half-month’s salary in stock options if 2004 ROE exceeds 12%.

This measure is designed to give all employees a stake in the Group’s return to profitability, symbolizing the Board’s confidence in the quality of SCOR’s personnel and in the future of the Group.

VIII — Timetable

Given the restructuring process and the reorganisation underway, the Board of Directors has set the following timetable of announcements for the coming months:

2002 premium volumes: February 14, 2003

2003 renewals & presentation of the new Group organization chart: March 3, 2003

FY 2002 results: April 2, 2003

General Meeting of Shareholders: May 15, 2003

CURRICULUM VITAE

Patrick Thourot is appointed President & Chief Operating Officer

Patrick Thourot, 54, was Chief Executive Officer of the Zurich Group in France from September 2001.

After 10 years with the French Ministry of Finance, he joined Coface in 1983 as Group Vice President in charge of insuring political and financial risks.

Patrick Thourot joined the FFSA (French federation of insurance companies) in 1988 and then the Athéna Group as Senior VP Marketing, before becoming Chief Executive Officer of PFA IARD (P&C) in 1992 and of PFA IARD et Vie (P&C and Life) in 1998.

From 1999 to 2001 he was Executive Vice President of the AXA Group, Group Technical Director and member of the Executive Committee.

Patrick Thourot teaches insurance at the Ecole Nationale des Assurances, at the Conservatoire des Arts et Métiers and at the University of Paris IX Dauphine.

Jean-Luc Besson has been appointed Chief Reserving Actuary, SCOR Group

Jean-Luc Besson, 56, an Actuary, holds a doctorate in mathematics and, since July 2001, was Senior Vice

President, Research, Statistics and Information Systems at the FFSA where he managed a team of 33.

After an academic career begun in 1969, during which he was notably a senior lecturer in mathematics at the University Claude Bernard (Lyon 1), he joined the FFSA in 1985 as Division Head then as Manager.

In 1991, he was promoted from Deputy Secretary-General to Assistant Director of the FFSA and then Deputy Director in 1995. In 1997 he became Head of Research and Statistics at the FFSA.

Jean-Luc Besson is a member of the Board of Directors, the Scientific Committee and the Admissions Jury of the French Institute of Actuaries. He is a member of the International Actuarial Association. He teaches P&C insurance at the University of Paris Institute of Statistics (ISUP) and P&C actuarial science at the Conservatoire National des Arts et Métiers (CNAM).

Jean-Luc Besson is the author of numerous publications.

Yvan Besnard is appointed Chief Internal Auditor

Yvan Besnard, 48, is Head of Development at SCOR Group since July 2000.

Graduated from the ESSEC (French business school), CHEA (Centre des Hautes Etudes de l’Assurance) and graduate of DECS (Diplôme d’Etudes Comptables Supérieures), he joined AGF Group in 1978 as Financial Controller of AGF Re, then Manager of the Technical and Marketing Department of the Health Insurance Division.

He joined SCOR Group in 1991 as Head of Management Analysis. In 1993, he became Financial Controller of SCOR Réassurance. In 1995 he joined SCOR UK, where he was appointed Managing Director in 1997.

Yvan Besnard is Chairman of the Groupement de Services d’Assurance et de Réassurance (insurance and reinsurance services group) since July 2001.